SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Subject Company)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number of Class of Securities)

William T. Freeman

Chief Executive Officer

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Marcus J. Williams, Esq. Davis Wright Tremaine LLP 1201 Third Avenue Suite 2200 Seattle, Washington 98101 (206) 622-3150	Thomas W. Christopher, Esq. Joshua M. Zachariah, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (“Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (“Commission”) on November 22, 2011, as subsequently amended on December 6, 2011 and December 16, 2011 (as so amended and as further amended hereby, the “Statement”) by McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer (the “Offer”) by Landry’s MSA Co., Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Landry’s, Inc. (“Landry’s” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO dated November 22, 2011 (such statement, as heretofore amended and as further amended from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”) at a price of $8.75 per Share, net to the seller in cash, without interest thereon and less any required withholding tax (the “Offer Price”). The terms and conditions of the tender offer (the “Offer”) are set forth in the Schedule TO and the related offer to purchase (the “Offer to Purchase”) and letter of transmittal (“Letter of Transmittal”), also as heretofore amended. Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Statement as originally filed with the Commission on November 22, 2011, as heretofore amended.

Item 4. The Solicitation or Recommendation.

(a) Background of the Offer and the Merger

The section of this Statement entitled Item 4, “The Solicitation or Recommendation – Background of the Offer and the Merger,” is hereby amended and supplemented by adding the following paragraph as the last paragraph of this section:

“On December 19, 2011, Landry’s and Purchaser exercised their right to extend the Offer prior to the initial Expiration Date and (i) irrevocably waived (A) all of the conditions to the Offer (other than (1) the Minimum Tender Condition, which may be waived by Landry’s and Purchaser only with the prior written consent of the Company, and (2) the condition that there not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger), (B) Landry’s right to terminate for the Company’s breach of a representation, warranty or covenant under the Merger Agreement, and (C) the condition that the waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust laws shall have expired or been terminated and (ii) deposited into an escrow account, the aggregate funds necessary to consummate the Offer and the Merger, the release of which is conditioned only upon the occurrence of the acceptance for payment by Purchaser of Shares pursuant to the Offer. Also on December 19, 2011, Purchaser issued a press release extending the Expiration Date of the Offer until 5:00 p.m., New York City time, on December 30, 2011.”

Item 8. Additional Information.

Litigation

The section of this statement entitled Item 8, “Additional Information,” is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of the sub-section captioned “Litigation.”

“On December 15, 2011, the parties to the consolidated actions pending in the Delaware Court of Chancery signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted in the actions related to the Offer and the Merger. In connection with the MOU, the Company agreed to further amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures. The agreed-upon supplemental disclosures were filed with Amendment No. 2 to this Statement on December 16, 2011. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to consummation of the Settlement, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from, among other things, all claims alleged in the actions or arising out of the Offer and the Merger, and the consolidated actions will be dismissed with prejudice. In the event the settlement is not approved, the defendants will continue to vigorously defend against all the actions related to the Offer and the Merger. The defendants agreed to this settlement solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing.”

Item 9. Exhibits

Item 9, “Exhibits,” of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

(a)(12)	Press release of Purchaser dated December 19, 2011 announcing extension of Offer (incorporated by reference to Amendment No. 2 to Schedule TO filed on December 19, 2011)

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

/s/ William T. Freeman
Name: William T. Freeman
Title: Chief Executive Officer

Dated: December 19, 2011